July 9, 2009

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Dear Mr. Spirgel:

We are writing in response to the staff’s comments set forth in its letter dated July 2, 2009.

Form 10-K for Fiscal Year Ended September 30, 2008
Form 10-Q for Fiscal Quarters Ended December 31, 2008 and March 31, 2009

1.	We note your responses to comments two and five from our letter dated May 29, 2009 and your proposed disclosure for the amendment to your Form 10-K contained in Exhibit A to your response letter dated June 19, 2009. We further note your disclosure in your Evaluation of Disclosure Controls and Procedures that your “controls and procedures over financial reporting were ineffective at September 30, 2008.” Please revise your disclosure to refer to your “internal control over financial reporting” and either move or repeat this statement in the next subsection where you discuss that management has not completed its assessment of your internal control over financial reporting. In addition, clearly state in that section that there is a material weakness in your internal control over financial reporting in order to clarify that management accepts your auditor’s assessment. Provide corresponding changes to the proposed disclosure for the amendments to your Forms 10-Q for the quarters ended December 31, 2008 and March 31, 2009 contained in Exhibits B and D to your response letter dated June 19, 2009.

Response:

Please see revisions for Exhibits A, B & D for an amendment of Item 9A – Controls and Procedures.

In responding to the comments raised by the Staff in its letter of July 2, 2009 we acknowledge that (i) we are responsible for the adequacy and the accuracy of the disclosure in our filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing that is the subject matter of the comments or any other filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rita McKeown
Chief Financial Officer

Enclosures

Alliance HealthCard, Inc.

Exhibit A

 ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of September 30, 2008.  Because we did not complete our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting on a timely basis, our management was unable to issue its report on the effectiveness of our internal controls at September 30, 2008. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of September 30, 2008 to be ineffective. Furthermore, because we failed to include management’s report within this report, this report is materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act and our controls and procedures over financial reporting were ineffective at September 30, 2008. Until our assessment of the reliability and effectiveness of our controls and procedures over financial reporting has been completed, we are not positioned to know whether we need to implement corrective controls and procedures. During the year ended September 30, 2008, we have continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following the enactment of Sarbanes-Oxley Act of 2002.

We anticipate that by June 30, 2009, we will have completed all required testing of our accounting system and internal controls over financial reporting and implemented all required corrective requirements, if any, and will then be positioned to issue our report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X.

Alliance HealthCard, Inc.
Exhibit A (cont’d)

Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(t) and 15d-15(t) promulgated under the Exchange Act.

Management has not yet assessed the effectiveness of our internal control over financial reporting as of September 30, 2008 by using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because we did not complete our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting on a timely basis, our management was unable to issue its report on the effectiveness of our internal controls at September 30, 2008. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of September 30, 2008 to be ineffective. Furthermore, because we failed to include management’s report within this report, this report is materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act. This deficiency is considered to be a material weakness in our internal controls over the financial reporting process in accordance with Auditing Standard No. 5 because we did not exhibit appropriate oversight to ensure that timely documentation and testing of internal controls over the financial reporting process was completed as required by Section 404 of the Sarbanes Oxley Act of 2002. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.

Notwithstanding the above, management believes that the consolidated financial statements included in this Annual Report on Form 10-K, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Alliance HealthCard, Inc.

Exhibit B

 ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008.  Because we did not complete our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting on a timely basis, our management was unable to issue its report on the effectiveness of our internal controls at December 31, 2008. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008 to be ineffective.

Furthermore, because we failed to include management’s report within our annual report on Form 10-K for the fiscal year ended September 30, 2008, that report was materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act and our internal controls and procedures over financial report were ineffective at December 31, 2008. Until our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting has been completed, we are not positioned to know whether we need to implement corrective controls and procedures and thus our internal controls and procedures over financial reporting were ineffective on December 31, 2008. During the quarter ended December 31, 2008, we have continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following the enactment of Sarbanes-Oxley Act of 2002.

Alliance HealthCard, Inc.
Exhibit B (cont’d)

We anticipate that by June 30, 2009, we will have completed all required testing of our accounting system and internal controls over financial reporting and implemented all required corrective requirements, if any, and will then be positioned to issue our report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X.
        .
Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(t) and 15d-15(t) promulgated under the Exchange Act.

Management has not yet assessed the effectiveness of our internal control over financial reporting as of December 31, 2008 by using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. This has resulted in a significant deficiency in our internal controls over financial reporting and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2008 to be ineffective. This deficiency is considered to be a material weakness in our internal controls over the financial reporting process in accordance with Auditing Standard No. 5 because we did not exhibit appropriate oversight to ensure that timely documentation and testing of internal controls over the financial reporting process was completed as required by Section 404 of the Sarbanes Oxley Act of 2002. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.

Notwithstanding the above, management believes that the consolidated financial statements included in this report, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.

Alliance HealthCard, Inc.

Exhibit D

 ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S Securities and Exchange Commission. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting that are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2009.  Because we did not complete our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting on a timely basis, our management was unable to issue its report on the effectiveness of our internal controls at March 31, 2009. This has resulted in a significant deficiency in our internal controls and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2009 to be ineffective.

Furthermore, because we failed to include management’s report within our Annual Report on Form 10-K for the fiscal year ended September 30, 2008, that report was materially deficient and we are therefore not timely in our reporting obligations under the Exchange Act. Until our assessment of the reliability and effectiveness of our internal controls and procedures over financial reporting has been completed, we are not positioned to know whether we need to implement corrective controls and procedures and thus our internal controls and procedures over financial reporting were ineffective on March 31, 2009. During the six months ended March 31, 2009, we have continued to utilize the same accounting system and internal controls over financial reporting that we utilized before and following the enactment of Sarbanes-Oxley Act of 2002.

Alliance HealthCard, Inc.
Exhibit D (cont’d)

We anticipate that by June 30, 2009, we will have completed all required testing of our accounting system and internal controls over financial reporting and implemented all required corrective requirements, if any, and will then be positioned to issue management’s report in accordance with the requirements of Section 404 of Sarbanes-Oxley and Regulation S-X.

Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting is defined in Rules 13a-15(t) and 15d-15(t) promulgated under the Exchange Act.

Management has not yet assessed the effectiveness of our internal control over financial reporting as of March 31, 2009 by using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. This has resulted in a significant deficiency in our internal controls over financial reporting and caused the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) as of March 31, 2009 to be ineffective. This deficiency is considered to be a material weakness in our internal controls over the financial reporting process in accordance with Auditing Standard No. 5 because we did not exhibit appropriate oversight to ensure that timely documentation and testing of internal controls over the financial reporting process was completed as required by Section 404 of the Sarbanes Oxley Act of 2002. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes our internal controls from reducing to an appropriately low level of risk that material misstatements in our financial statements will not be prevented or detected on a timely basis.

Notwithstanding the above, management believes that the consolidated financial statements included in this report, fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in accordance with generally accepted accounting principles.